October 29, 2018

Jon McKenzie
Chief Executive Officer
Elite Performance Holding Corp.
7687 Charleston Way
Port St. Lucie, FL 34986

       Re: Elite Performance Holding Corp.
           Registration Statement on Form S-1
           Filed October 2, 2018
           File No. 333-227650

Dear Mr. McKenzie :

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 2, 2018

Facing page

1. Please revise to indicate the amount of the registration fee paid for the shares issued by the company and by the selling shareholders.
2. Please revise footnote four to indicate that you are registering common stock under Rule
       457(a) of the Securities Act of 1933. Given that you are registering shares of common stock for resale, you should use Rule 457(a), rather than Rule 457(o), to calculate your registration fee. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to
       Question 240.01 of the Securities Act Rule Compliance and Disclosure Interpretations.
        Further, we also do not understand your reference to Rule 457(g) in footnote five. Rule
 Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
October 29, 2018
October 29, 2018 Page 2
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FirstName LastName
         457(g) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee of the common shares in your initial public offering as there does not appear to be securities where the securities are to be offered pursuant to warrants or other rights to purchase such securities.
Cover Page

3. Here and in the Risk Factors section, you indicate you have opted out of the extended transition period for complying with new or revised accounting standards. However, under the Offering section, you indicate you have elected to use the extended transition period. Please make the appropriate disclosure revisions.
4. We note your statement on the cover page that "[w]e currently expect the initial public offering price of the shares we are offering to be $0.05 per share of our common stock."
         Please revise to clarify that you are offering the shares at a fixed price for the duration of the offering.
5. We note your statement "See 'Risk Factors' for certain risks you should consider before purchasing any shares in this offering." Please revise to indicate a page number in your reference to the "Risk Factors" section.
Summary, page 1

6. Please revise your Summary to substantially abbreviate the business description as your summary should be brief and relocate the main business description to later in the prospectus. Refer to Item 503(a) of Regulation S-K and Item 11 of Form S-1 for
         guidance.
7. Please provide support for the information disclosed in this section. In this regard, disclose whether this information is based upon management s belief, industry data, reports/articles or any other source. If the statement is based upon management s belief, please indicate that this is the case and include an explanation for the basis of such belief.
         Alternatively, if the information is based upon reports or articles, please provide citation to the documents. The following statements are provided as examples:

             Beyond Your Limit Training (B.Y.L.T.) sports drink is the first to combine the benefits of hydration, muscle repair, fat oxidation, and recovery all-in-one great tasting beverage.

             This unique product is designed with scientifically dosed key ingredients to bridge the gap between the current sports drinks filled with sugars that have serve no function, hydration beverages and dietary supplements, without the crash from sugars and jitters from caffeine which eventually leads to a decrease in performance for athletes.
 Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
October 29, 2018
October 29, 2018 Page 3
Page 3
FirstName LastName
             BYLT utilizes a proprietary formulation consisting of scientifically proven nutrients and ingredients that position the Company as the ultimate sports performance drink provider.

             SpectraTM Total Orac Blend: is an all-natural, scientifically validated formula of fruits, vegetables, and herbs shown to inhibit free radical production, optimize cellular metabolic activity, and increase nitric oxide levels. human body. Clinical studies show that SpectraTM Total Orac Blend help support the body's response to production of free radicals during workouts and support efficient cellular oxygen consumption.

         (emphasis added).
8. Please revise to indicate the amount of sales revenues from your sports drink and apparel products.
9. Please revise to clarify how the company acquired Elite Beverage International Corp. and what consideration was paid.
The Product, page 7

10. We note you reference a "figure" in a couple of places throughout the Summary without included the noted "figure" in your document. Please revise as appropriate.
Business Model, page 9

11. We note you indicate that the company has a diverse network of retail chains including larger grocery and wholesale stores, direct store deliveries, specialty stores and gyms.
         Please describe in more detail the stores the company has contracted with to deliver it products. Also file those agreements as exhibits to the registration statement. We may have further comment.
Branding, page 10

12. You state that "the Company already has a variety of professional and competitive athletes, and influencers throughout several verticals, promoting the brand which is bound to create a buzz surrounding the product prior to its launch date." Later, under Marketing
         Plan, you state the "Company will implement a larger promotional campaign to include sponsorships and hiring prominent athletes, or health and fitness personalities to serve as spokespersons." Under Media Campaign you state "pre-existing athletes and influencers include," but no individuals are identified. Please clarify your disclosure or advise.
Industry Performance, page 11

13. You state that the "growth of the sports drink segment in the FF beverage industry was fueled by regular sports drinks, as reduced sugar-laced sports beverages show to have slightly declined in their small market segment over the past five years (shown in the
 Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
October 29, 2018
October 29, 2018 Page 4
Page 4
FirstName LastName
         graph below)." However, the graph appears to show ingredient avoidance by ingredient type in June 2016. Please clarify or advise.
Future Growth, page 12

14. Please refile the tables and charts so that the tables and charts in this section are legible.
Pay Per Click Campaign, page 21

15. You state "[w]hen customers click on the pop-up or banner ad, a certain dollar amount will be removed from the Company's allocated budget; this dollar amount will be higher depending on the popularity of the search term." Please revise to clarify.
The Offering, page 33

16. Revise your disclosure under the paragraph Use of Proceeds to indicate the total amount of proceeds to be received by the company if all 25 million shares are sold.
17. Please revise your Risk Factor cross reference to indicate the appropriate location.
Risk Factors
Risks Related to Our Common Stock
A significant number of our shares will be eligible for sale....,, page 42

18. You state that this "prospectus covers 25,0000,000 shares of our common stock, which represents approximately 25% of our current issued and outstanding shares of our common stock. Under "The Offering" you indicate there are 53,970,000 shares outstanding before the offering. Therefore, 25,000,000 shares appears to be approximately 46%. Please revise or advise.
Cautionary Statement Regarding Forward-Looking Statements, page 45

19. We note that you have included two sections addressing cautionary statements on forward-looking statements at page 45 and page 54. Please revise to remove the duplicate disclosure. Additionally, we note that you have included duplicative risk factor disclosure which provides redundant information. Please revise to consolidate the duplicative risk factors throughout your risk factor section.
Use of Proceeds, page 54

20. Please revise to indicate the amount of proceeds to be used for each use indicated for the different offering amounts.
21. We note your statement that "management will retain broad discretion over the allocation of net proceeds from this offering. Our management will have broad discretion over the uses of the net proceeds from this offering." We also note your risk factor "We have broad discretion to use the net proceeds from the offering ...." The company may reserve
 Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
October 29, 2018
October 29, 2018 Page 5
Page 5
FirstName LastName
         the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.
Dilution Table, page 56

22. Please show us how you computed "shares after offering" as well as "book value after offering (per share)" at each of the funding levels presented.
23. We do not understand why you have included the purchasers of the shares from the selling stockholders in the second table given that the proceeds from those sales do not go to the company. This should be a comparison of the public contribution under the proposed offering and the effective cash contribution of prior purchasers. Also revise the second table to include percentages for the shares held and the amount of consideration paid.
         Please revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cautionary Statement Regarding Forward-Looking Information, page 58

24. We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of section 13(a)
         or 15(d) of the Securities Exchange Act. Please revise to remove the reference.
Liquidity and Capital Resources, page 59

25.      Please revise to indicate your amount of working capital as of June
30, 2018.
Employees, page 60

26. Please revise to clarify the statement that you do not have any employees. We note that
         Mr. McKenzie is your Chief Executive Officer and Mr. Firestone is your secretary.
Properties, page 61

27. Please revise to clarify whether your principal place of business is owned or leased. See
         Item 102 of Regulation S-K.
Executive Officers and Directors, page 63

28. Please briefly describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.
 Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
October 29, 2018
October 29, 2018 Page 6
Page 6
FirstName LastName
          In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e) of Regulation S-
         K.
Executive Compensation,, page 64

29. Please clarify the statement that you have not paid any salaries or other compensation to officers, given the information in the summary compensation table. Also revise the introductory paragraph on the Summary Compensation Table to clarify that the table covers all compensation awarded to, earned by, or paid to the named executive officers.
Related Party Transactions, page 64

30.      Please identify any promoters. See Item 404(c) of Regulation S-K.
31. We note that the company issued a note payable to Jon McKenzie on November 17,
         2017. Please revise to indicate the amount of the unsecured note issued to John McKenzie on November 17, 2017. Also indicate the largest aggregate amount of principal outstanding between November 17, 2017 and December 31, 2017 and the amount outstanding as of the latest practicable date. Finally, indicate the amount of principal paid and the amount of interest paid during the period.
32. Please revise to indicate the amount of compensation paid for the founders shares issued to Jon McKenzie and Joey Firestone. Also revise the Related Party Transaction section to address the issuance of the preferred stock to Jon McKenzie and Joey Firestone.
33. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding the advance of $25,000 to Gifted Nutrition International.
Principal and Selling Stockholders, page 65

34. Please revise your beneficial ownership disclosure to address the ownership of the preferred stock.
Preferred Stock, page 70

35. Please revise to disclose the voting rights of the preferred stock. Also address the possible conversion of the outstanding preferred stock into common stock. Where You Can Find More Information, page 70

36. We do not understand your reference of the website www.thedispensingsolution.com.
         Please advise or revise.
 Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
October 29, 2018
October 29, 2018 Page 7
Page 7
FirstName LastName
Elite Beverage International Corp. Financial Statements, page II-1

37. Please provide audited financial statements for the period from January 1, 2018 through the acquisition date, so there is no gap in the audited financial statement periods presented. Refer to Article 8 of Regulation S-X.
Recent Sales of Unregistered Securities, page II-28

38. Please revise to indicate the amount of consideration received for each of the noted sales of securities. See Item 701(c) of Regulation S-K.
39. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. Exhibits, page II-29

40. Please tell your reason for attaching the subscription agreement and registration rights agreement for a private placement to this registration statement and whether investors in this offering will be signing these agreements. We may have further comment.
Exhibit 23.2 - Consent of M&K, CPAS, page II-29

41. Please make arrangements with your auditors to include a consent to the use of their report on Elite Beverage's financial statements. Also, tell them to refer to the same date of inception in both their consent and audit report.
Signatures, page II-31

42. Please revise to provide the information required in the first sentence in this section.
General

43. We note that your website indicates that you are a public company. Please advise us of the basis for that statement.
44. The number of selling shareholder shares you are attempting to register appears to represent a substantial percentage of the company s outstanding shares held by non-
         affiliates. Given the size of the offering, it appears that this is a primary offering that can only proceed on an at-the market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. It is unclear from your disclosure if you are offering shares at a fixed price. Please revise the prospectus to clarify that you are offering shares at a fixed price for the duration of the offering or provide your analysis as to how you are able to conduct an at the market offering.
45. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.
 Jon McKenzie
Elite Performance Holding Corp.
October 29, 2018
Page 8


46. We note your Balance sheet as of June 30, 2018 indicates that you have a loan receivable from a related party, Gifted Nutrition International, for $25,000 which is owned and operated by Joey Firestone and Jon McKenzie your officers and directors. Please advise us how this existing debt with Gifted Nutrition International complies with Section 13(k)
      of the Securities and Exchange Act, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer.
       Please further explain how you intend to comply with Section 13(k) in the future.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

FirstName LastNameJon McKenzie                               Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameElite Performance Holding Corp.
                                                             Mining
October 29, 2018 Page 8
cc:       Matheau J. W. Stout
FirstName LastName